SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 17)*

                         KETEMA, INC.
                        (Name of Issuer)

                   Common Stock, $1.00 par value
                 (Title of Class of Securities)

                          492653100
                         (CUSIP Number)

                       David P. Steinmann
                            Secretary
              American Securities Partners GP Corp.
                      122 East 42nd Street
                    New York, New York  10168
                         (212) 476-8000
                   ___________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         June 28, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to
report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ]. (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


          This Amendment No. 17 amends the Schedule 13D dated February 22, 1989, as heretofore amended (the "Schedule 13D"), filed by American Securities Partners, L.P. on behalf of the Reporting Persons identified in Amendment No. 14 thereto in respect of the Common Stock, par value $1.00 per share, of Ketema, Inc., a Delaware corporation. Terms defined in the
Schedule 13D as heretofore amended are used herein with such defined meanings.

          This Amendment No. 17 is being filed solely to refile a copy of Exhibit (6) to correct a typographical error contained in the copy of Exhibit (6) filed with Amendment No. 16.

Item 7.   Material to be filed as Exhibits.

          Item 7 of the Schedule 13D as last amended is hereby further amended by substituting the following description of Exhibit (6) in lieu of the description of Exhibit (6) contained in the Schedule 13D as amended by Amendment No. 16 thereto:

          Exhibit (6)   -     Corrected copy of Letter Option
                              Agreement, dated June 28, 1994,
                              between American Securities
                              Capital Partners, L.P. and Danaher
                              Corporation

                            SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                         AMERICAN SECURITIES PARTNERS, L.P.,
                         in its capacity as agent for the
                         Reporting Persons

                         By: AMERICAN SECURITIES PARTNERS
                              GP CORP., its general partner


                              By: /s/ David P. Steinmann
                                 David P. Steinmann, Secretary